Exhibit 99.10

Annual Information Form

MOGO FINANCE TECHNOLOGY INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2016

DATED: MARCH 7, 2017

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TABLE OF CONTENTS

CERTAIN INTERPRETATION MATTERS	4

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4

CORPORATE STRUCTURE	7

Name, Address and Incorporation	7
Intercorporate Relationships	7

BUSINESS DESCRIPTION	7

General	7
Specialized Skill and Knowledge	12
Competitive Conditions	12
Intangible Properties	12
Credit Facilities	13
Employees	14
Reorganization	14

GENERAL DEVELOPMENT OF THE BUSINESS	15

RISK FACTORS	17

DIVIDENDS AND DISTRIBUTIONS	31

DESCRIPTION OF CAPITAL STRUCTURE	31

MARKET FOR SECURITIES	31

Trading Price and Volume	31
Prior Sales	32

DIRECTORS AND OFFICERS	32

Name, Occupation and Security Holding	32
Biographies	33
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	36

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	36

Legal Proceedings	36
Regulatory Actions	37

TRANSFER AGENTS AND REGISTRARS	37

MATERIAL CONTRACTS	37

EXPERTS	37

INFORMATION ON THE AUDIT COMMITTEE	37

The Audit Committee’s Charter	37
Composition of the Audit Committee	38
Relevant Education and Experience	38

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AUDIT COMMITTEE OVERSIGHT	38

Pre-Approval Policies and Procedures	38
External Auditor Service Fees (By Category)	38

ADDITIONAL INFORMATION	39

APPENDIX A – AUDIT COMMITTEE CHARTER	1

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Certain Interpretation Matters

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Finance Technology Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this Annual Information Form (“AIF”) are stated in Canadian dollars unless otherwise indicated.

This AIF may refer to trademarks, trade names and material which is subject to copyright, such as “Mogo” and “Adulting 101”, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this AIF may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trademarks used in this AIF are the property of their respective owners.

This AIF is dated March 7, 2017. Except where otherwise indicated, the information contained in this AIF is stated as of December 31, 2016.

Cautionary Note Regarding Forward-Looking Statements

This AIF contains forward-looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the Company’s expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and delinquencies ratios;

•	the Company’s anticipated cash needs and its needs for additional financing, funding costs, and ability to extend or refinance any outstanding amounts under the Company’s credit facilities;

•	the Company’s ability to protect, maintain and enforce its intellectual property;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights;

•	the resolution of any legal matters;

•	the Company’s plans for and timing of expansion of its products and services;

•	the Company’s future growth plans;

•	the acceptance by consumers and the marketplace of new technologies and solutions;

•	the Company’s ability to attract new members and develop and maintain existing members;

•	the Company’s ability to attract and retain personnel;

•	the Company’s expectations with respect to advancement of its product offering;

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•	the Company’s competitive position and the regulatory environment in which the Company operates; and

•	anticipated trends and challenges in the Company’s business and the markets in which it operates.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail under the heading “Risk Factors” or elsewhere in this AIF, including but not limited to:

•	our limited operating history in an evolving industry;

•	our recent, rapid growth;

•	our history of losses;

•	our efforts to expand our market reach and product portfolio;

•	changes in the regulatory environment or in the way regulations are interpreted;

•	privacy considerations;

•	economic conditions;

•	material changes to the interest rate charged to our members and paid to our lenders;

•	disruptions in the credit markets;

•	an increase in member default rates;

•	our negative operating cash flow;

•	our ability to access additional capital through issuances of equity and debt securities;

•	the concentration of our debt funding sources and our ability to access additional capital from those sources;

•	the financial covenants under our credit facilities;

•	security breaches of members’ confidential information;

•	our ability to collect payment on our loans and maintain accurate accounts;

•	a decline in demand for our products;

•	our products achieving sufficient market acceptance;

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•	protecting our intellectual property rights;

•	claims by third parties for alleged infringement of their intellectual property rights;

•	the use of open source software and any failure to comply with the terms of open source licenses;

•	serious errors or defects in our software and attacks or security breaches;

•	the reliability of our credit scoring model;

•	access to reliable third-party data;

•	our risk management efforts;

•	our levels of indebtedness;

•	the adequacy of our allowance for loan losses;

•	exchange rate fluctuations;

•	our marketing efforts and ability to increase brand awareness;

•	member complaints and negative publicity;

•	misconduct and/or errors by our employees and third-party service providers;

•	our ability to collect payment and service the products we make available to our members;

•	our reliance on data centres to deliver our services and any disruption thereof;

•	competition in our industry;

•	the reliability of information provided by members;

•	our reliance on key personnel;

•	competition for employees;

•	preserving our corporate culture;

•	risks related to litigation; and

•	earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism.

Although the forward-looking statements contained in this AIF are based upon what our management believes are reasonable assumptions, these risks, uncertainties, assumptions and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements. The forward-looking statements made in this AIF relate only to events or information as of the date of this AIF and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this AIF, including the occurrence of unanticipated events.

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Corporate Structure

Name, Address and Incorporation

Mogo Finance Technology Inc. was incorporated under the Company Act (British Columbia) on August 26, 2003 as 675909 B.C. Ltd. and transitioned under the Business Corporations Act (British Columbia) on May 4, 2005. Our name was changed several times, the last of which occurred on June 1, 2012 when our name was changed from “Hornby Management Inc.” to the current name, “Mogo Finance Technology Inc.” In connection with our initial public offering (the “IPO”), we amended our articles on June 1, 2015 and notice of articles on June 25, 2015 to, among other things, create an authorized share capital consisting solely of an unlimited number of common shares, without par value (the “Common Shares”).

Our head office is located at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1 and our registered office is located at Suite 1700, 666 Burrard Street Vancouver, British Columbia V6C 2X8.

Intercorporate Relationships

Mogo has a number of direct and indirect subsidiaries including the following material subsidiaries, each of which is wholly-owned by Mogo:

•	Mogo Financial Inc. was incorporated under the laws of the Province of Manitoba on September 10, 2003 and operates Mogo’s online lending platform in Ontario, Alberta and British Columbia.

•	Mogo Financial (Alberta) Inc. was incorporated under the laws of the Province of Alberta on September 15, 2003, operates a portion of Mogo’s online lending platform in Alberta and operated Mogo’s stores in Alberta until April 2016.

•	Mogo Mortgage Technology Inc. was incorporated under the laws of the Province of British Columbia on April 22, 2016 and operates Mogo’s online mortgage brokerage platform.

•	Mogo Financial (B.C.) Inc. was incorporated under the laws of the Province of British Columbia on September 11, 2003 and operated Mogo’s stores in British Columbia until April 2016.

•	Mogo Financial (Ontario) Inc. was incorporated under the laws of the Province of Ontario on September 15, 2003 and operated Mogo’s stores in Ontario until April 2016.

Business Description

General

Mogo is a Vancouver-based financial technology company, focused on building the best digital banking experience in Canada, with innovative products designed to help consumers get in control of their financial health. The MogoAccount takes a mobile-first approach with sign-up in under three minutes. With more than 350,000 members as of January 2017 and growing, Mogo is leading the shift to digital banking in Canada. We offer four innovative products:

•	Free credit score monitoring;

•	A unique mortgage experience (“MogoMortgage”);

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•	Digital spending account (the “Mogo Spending Account”), accessible through a free Mogo Platinum Prepaid Visa® Card (the “MogoCard”); and

•	Personal loans up to $35,000 (“MogoMoney”) with a unique Level Up program.

Our vision is to build the leading digital banking experience in Canada and become the new face of banking for millions of Canadians. By leveraging technology and design, we are building products that are making it easier for consumers to get in control of their financial health. With a free account that only takes 3 minutes to open from any device, we are making it simple for Canadians to add Mogo’s products to their financial wallet and gain value and utility they’re not getting from their banks. Mogo’s goal is to continue to build trust and win more of the consumer’s financial wallet as we continue to expand the products and services we offer through our digital account.

Free Credit Score Monitoring

We believe that knowing your credit score is an important part of managing your financial health. When an individual opens a MogoAccount, they receive their Equifax Canada credit score for free. Unlike a credit score inquiry made through other channels, there is no impact to their credit score when opening a MogoAccount, which is another innovative part of our solution. Members can also receive free monthly credit score updates (again, without impact to their credit score) and ongoing education on what impacts their credit score and how it can be improved.

Mogo Spending Account

The digital Mogo Spending Account is linked to a member’s bank account and is accessible through a free MogoCard that is Chip/Pin and Paywave enabled. Members can transfer funds instantly from most bank accounts in Canada into the Mogo Spending Account directly through the Mogo app. Through features such as instant transaction alerts with each purchase along with updated real-time balance delivered to members’ phones, the Mogo Spending Account is designed to help members monitor and control their spending in a convenient and engaging way. Unlike other prepaid cards and most bank accounts, the MogoCard is free and there is no monthly fee and no risk of overdraft fees, and, unlike a regular credit card, using the MogoCard means there is no risk of interest charges. The Mogo Spending Account is currently only available through Mogo’s iOS app and is being rolled out by invitation to members.

MogoMortgage

Working with some of Canada’s top mortgage lenders, Mogo is positioned to bring a new level of transparency and convenience to the Canadian mortgage experience, and offer the best of both worlds: market-leading rates and the best digital mortgage experience in Canada.

Our MogoMortgage solution is intended to simplify the mortgage experience by bringing a new level of transparency to not only interest rates, but also the entire process of getting a mortgage. With the launch of MogoMortgage, we will focus on keeping our members on track through an interactive dashboard that is designed to encourage and reward members for paying down their mortgage, which is perhaps the single biggest thing Canadians can do towards the goal of achieving financial freedom. To make the experience of getting a mortgage more transparent, less stressful, and more convenient, we’ve simplified the process and made it more engaging in a number of ways for members including:

•	Online and mobile process, from pre-approval until the mortgage is renewed or fully paid-off.

•	A commitment-free online mortgage application that only takes a few minutes to complete.

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•	Experienced mortgage specialists available via online chat, email, and phone to walk through the process and help members get the right mortgage for them.

•	Market-leading rates that are advertised transparently.

•	The only mortgage experience that provides free monthly credit score monitoring to help track financial health.

•	A custom, interactive dashboard—the only one in Canada—that gamifies the experience of getting mortgage free, including rewarding members with annual perks like dinner on Mogo, to celebrate payment milestones.

•	Celebratory champagne sent to members on the closing of their mortgage.

Mogo has obtained a mortgage brokerage license in the provinces of British Columbia, Alberta, and Ontario, with plans to expand throughout Canada. The Company is not a lender and therefore does not carry the mortgages on its balance sheet. Mogo earns revenue from brokerage fees.

MogoMoney

Designed to help members get out of debt faster, our MogoMoney personal loans range from $200 to $35,000 and span a wide range of rates. Unlike the banks, we look for ways to say “yes” (whether a member’s credit score is good or not-so-great) and we provide a commitment-free, instant pre-approval decision, which can be refreshed every 90 days. The pre-approval decision is determined based upon our proprietary credit decisioning platform. Another key differentiator of our MogoMoney solution is the fact that we offer a wide range of rates designed to approve the widest segment of members possible, thereby giving more people an opportunity to lower their cost of borrowing versus other alternatives.

We offer long-term unsecured installment loans for up to $35,000 with terms of up to 5 years and annual interest rates ranging from 5.9% to 45.9%. Unlike a credit card that can take decades to pay off, this installment loan has fixed principal bi-weekly or monthly payments designed to achieve full principal repayment within 5 years or less. We also offer short-term unsecured fixed and short-term and long-term open credit loan products for up to $3,500 having terms of one year or less and annual interest rates starting at 47.71%. On all of our loans, we offer a unique Level Up Program which gives members an opportunity to lower their rates through good payment history.

Product Development

We are a product-focused company that is passionate about developing new and innovative products. Our CEO leads our product team and ensures that all products are aligned with both our brand and our mission to improve the financial health of our members. We value convenience, transparency and simplicity, and create financial products for everyday life that we ourselves would want to use. We constantly monitor member feedback and market trends, and strive to remain a market leader by continuing to optimize our user experience and value proposition. We expect to continue to invest heavily in enhancing our existing product offering, and in the development of new products.

Our Platform

We built our integrated platform specifically to meet the financial needs of consumers, with the objective of providing a growing and innovative suite of products that address the full credit spectrum of consumers. All functions are designed and built as small services for ease of use and enhanced system reliability.

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Our platform is characterized by four key technology strengths:

•	Ease of Use. Having a member-centric approach requires providing members with a high degree of usability, facilitated by a positive member experience and self-service. This objective transcends everything we do beginning with the front-end of Mogo’s website to the member’s online interaction with our product and MogoAccount pages. We look to promote self-service through a secure portal called the MogoAccount. The Mogo member relationship management environment, which is integrated within the MogoAccount, provides automated personalized communication via online chat, emails, text messages and phone calls. This includes upselling and cross-selling options as well as product status information in a streamlined and easy to use manner.

•	Automation. Ensuring a quick and appropriate decisioning process, 24/7, requires streamlining the process to avoid steps that are unnecessarily burdensome to the member. We view automation as an important element of this, whether it is during the application process, which includes verification of employment, bank or phone data, as well as during all monetary transactions, including loan funding and member payment processes. Our online interactions with our members are enabled via website rendering on both desktop and mobile.

•	Analytics-Based. A key pillar of our platform is the integration of analytics into the transaction flow. By doing so, we believe we are able to derive unique insights into our operations and member experience. Because our data gathering processes are not dependent on batch style data warehousing technology, we are able to leverage real-time actionable intelligence instead of relying on potentially outdated trend observation analyses. This enables real-time credit, upsell and cross-selling opportunities, as well as a personalized experience. We believe that our data-driven model facilitates and maximizes the sourcing of prospects, significantly increases product application completions, yields a higher conversion rate and enables higher member retention and collections performance.

•	Plug-&-Play Functionality. We use standardized transaction interfaces to third-party vendor technologies instead of customized integrations or offline/batch data synchronization. By designing our platform architecture this way, we have the ability to rapidly evolve and expand our platform using the most advanced capabilities available in the market without significant investment. By way of example, our card ecosystem, fraud monitoring and credit risk functions all operate through plug-&-play interfaces to our enterprise vendors. Selection of these vendors is driven by their functional scope and the value we are able to derive via our loan, mortgage and card platforms. We frequently review the capabilities and value of other or emerging technologies, and are able to quickly replace or integrate existing or new providers into the platform as a result of this flexible structure.

Our technology platform is integrated into all aspects of our business. The data that we generate through our various processes is monitored and allows us to continually refine and improve our business. This data plays a key role in our credit quality and marketing functions. Since we are able to correlate the performance of our products against these and other metrics, we are able to continuously improve the quality of our credit decisioning. Through the use of analytics, the data we collect also provides valuable marketing insight.

We maintain our platform with over 100 full-time technology and credit risk analysis employees. Our technology platform, when combined with our millennial focused brand and disruptive product offering, is a significant competitive advantage.

Sales and Marketing

Our marketing strategy aims to build the best digital financial brand in Canada, with innovative products designed to help our members get and stay in control of their financial health. Mogo’s brand and marketing strategy is designed to inform Canadians of the shift to digital banking in Canada in a fun and engaging way. Mogo targets people with a millennial mindset, who until now have had to rely on traditional banks for all of their financial services.

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We execute on our marketing strategy by using an integrated marketing approach to create a consistent, seamless, multi-dimensional brand experience for our members. It’s a multi-touchpoint strategy that melds all marketing tactics such as advertising, sales promotions, public relations, direct marketing, and social media.

The main pillars of our integrated marketing approach are as follows:

•	Mogo.ca. We view our marketing site as our biggest opportunity to convert leads into Mogo members. Constant focus on upgrades and optimizations are prioritized.

•	Brand Building Mass Marketing. Through our partnership with Postmedia Network Inc. (“Postmedia”), we leverage Postmedia’s extensive distribution and reach, which currently includes 76% of English speaking Canadian adults across all of its platforms, to feature our brand and disruptive value proposition. This increases awareness and interest in the Mogo brand and Mogo products. In 2016 alone, we had over half a billion served impressions and ran 10,814 print ads, 26 sponsored content stories and 6 e-blasts, resulting in an estimated total reach of 10.7 million Canadians.

•	Performance Marketing Channels. We effectively leverage performance marketing channels to reach people who have displayed an intent to purchase with highly optimized, data driven targeted ad campaigns.

•	Public Relations. Our PR strategy is focused on building awareness of Mogo and our products and increasing brand awareness with the general public, Mogo members and existing and potential investors.

•	Social Media. We curate content tailored to the nuances and unique audiences of major social platforms, delivering messages about financial products and services, but also extending to topics of interest. With this tactic, we achieve increased brand recognition and improved brand loyalty, higher conversion rates, higher brand authority, increased inbound traffic, reduced marketing costs, better search engine ranking, and improved member insights.

•	Content Marketing. We infiltrate content into every aspect of our member experience. We also maintain our blog, newsletter and Adulting 101 program to add value to members on a daily basis beyond our products and services.

•	Email Marketing. We use this channel to nurture prospects with the goal of boosting conversion and maintaining effective communication with our members. Email also helps drive loyalty and retention as we often deploy reactivation and Level Up campaigns.

•	Partnerships. We maintain ongoing relationships with cost-effective prospecting partners and build marketing partnerships with brands that target similar audiences or provide products and services that apply to Mogo’s target audience.

•	MogoLounge. Similar to our unique approach to creating an engaging digital experience, the MogoLounge, based in Toronto’s Queen West area, is Canada’s first financial lounge and provides an innovative physical touchpoint that answers increasing consumer demands for better experiences from brands - online and offline. At the MogoLounge, we host unique events and collaborations with local creators, influencers and entrepreneurs to authentically engage with members and potential members.

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Specialized Skill and Knowledge

Mogo has 266 team members focused exclusively on building out the best digital banking experience in Canada. With over ten years of operating experience, we have developed strong competencies across multiple disciplines. In addition to over 100 software developers, designers, data scientists, product managers, and marketers, we have all of the traditional roles of a financial services provider including credit risk, finance, operations, governance, legal, and compliance. Our entire team contributes to transforming the traditional banking experience by delivering a digital suite of innovative financial products to our members. Our future success partly depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees who share Mogo’s passion for innovation through our products, platform and brand.

Competitive Conditions

The financial services market continues to undergo dramatic changes. Our competitors include traditional financial institutions such as banks, credit unions, credit card issuers, payday loan companies, other financial technology companies, other consumer finance companies, online lenders, mortgage brokerages, and new market entrants. Given our full credit spectrum offering, our convenient online and digital lending and mortgage platform, our free credit score monitoring, and our Mogo Spending Account and MogoCard, we do not believe that we have any competitors that offer our complete solution online. However, we do compete with various financial services companies in each of our main products including large Schedule I banks such as TD and Scotiabank, credit card companies such as Capital One and finance companies including CitiFinancial, Easy Financial and Affirm Financial.

We believe our innovative online and digital platform and process automation enable us to operate more efficiently, with more competitive rates and higher customer satisfaction than these competitors. We anticipate that new and established internet, technology and financial services companies, some of whom may possess large, existing customer bases, substantial financial resources and established distribution channels, may enter the market in the future. We believe that our strong brand (enhanced via our Postmedia partnership), scale, 13 years of historical data, talented and diverse team, and performance record provide us with significant competitive advantages over current and future competitors.

Intangible Properties

In accordance with industry practice, we protect our proprietary rights through a combination of copyright, trademark, trade secret laws and contractual provisions. The source code for our software is protected under Canadian and applicable international copyright laws. We currently have no issued patents or pending patent applications. In the future, we may file patent applications, but patents might not be issued with respect to these patent applications, or if patents are issued, they might not provide us with any competitive advantages, might not be issued in a manner that gives us the protection that we seek and might be successfully challenged by third parties.

We also seek to avoid disclosure of our intellectual property and proprietary information by requiring employees and consultants to execute non-disclosure and assignment of intellectual property agreements. Such agreements require our employees and consultants to assign to us all intellectual property developed in the course of their employment or engagement. We also utilize non-disclosure agreements to govern interaction with business partners and prospective business partners and other relationships where disclosure of proprietary information may be necessary.

Our software includes software components licensed from third parties, including open source software. We believe that we follow industry best practices for using open source software and that replacements for third-party licensed software are available either as open source software or on commercially reasonable terms.

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We have registrations for various trademarks in Canada, including “Mogo”, the Mogo logo, “Breaking Debt”, “Level Up” and “Uncreditcard Your Life”, and we have pending applications for others including, “Finances With Benefits”, “Mogo Financial”, “MogoMortgage”, and “MogoMoney”. We have registered and maintain the registration of a variety of domain names that include “Mogo” or variations of “Mogo”.

The enforcement of our intellectual property rights depends on any legal actions against any infringers being successful, but these actions may not be successful or may be prohibitively expensive, even when our rights have been infringed. See “Risk Factors” below.

Credit Facilities

We depend on our credit facilities in order to finance most of the loans we make to our members. If we are unable to meet the financial covenants and other conditions under our credit facilities, it could reduce or terminate our access to those facilities. See “Risk Factors” for additional discussion of our dependence on our credit facilities.

A credit facility relating to certain of our short-term loans (the “ Credit Facility - ST”) was made available to the Company by the lenders pursuant to the revolving credit and guarantee agreements between, among others, Fortress Credit Co LLC (“Fortress”) and the Company dated February 25, 2014, as amended (the “Credit Facility - ST Agreements”) . The Credit Facility - ST is our primary source of funding for our short-term loan products. The Credit Facility - ST includes interest expense, fees, and amortization of deferred financing costs. The Credit Facility - ST authorizes an operating line up to a maximum of $30 million. The Credit Facility - ST can be expanded to $50 million with the consent of the lender. The Credit Facility - ST bears interest at a variable rate of LIBOR plus 13.00%, with a LIBOR floor of 2.00% and with an additional 0.50% charged on the unused portion of the facility.

A credit facility relating to certain of our long-term loans (the “Credit Facility - Liquid”) was entered into by the Company through a special purpose entity called Mogo Finance Trust. The Credit Facility - Liquid has been established pursuant to the revolving credit and guarantee agreements between, among others, Fortress and Mogo Finance Trust dated September 1, 2015, as amended (the “Liquid Credit Agreements” and, together with the Credit Facility - ST Agreements, the “Credit Facilities”). The Credit Facility - Liquid is secured by the Liquid installment loans and therefore has no recourse to the Company other than with respect to certain limited and narrow ‘bad boy’ acts. The Credit Facility - Liquid is authorized with an initial commitment of $50 million. At the Company’s request and subject to certain conditions, the Credit Facility - Liquid can be expanded for up to $200 million. The Credit Facility - Liquid is being used to finance the continued expansion of the Company’s installment loans of up to $35,000 per loan. The Company paid effective annual interest rate of 9.5% as of December 31, 2016 on outstanding principal amount under the Credit Facility - Liquid (based on interest rate of LIBOR plus 8% with a LIBOR floor of 1.5%) . The applicable interest rate on the Credit Facility - Liquid is tiered at three levels. When the utilization of the Credit Facility - Liquid reaches the higher level, the applicable interest rate will decrease to the lower tier interest rate for the incremental portion of the outstanding principal amount. The term of the Credit Facility - Liquid is five years, with a two-year origination period and a three-year amortization period.

On December 13, 2016, Mogo Finance Trust and Fortress agreed to make certain amendments to the Credit Facility – Liquid. The amendments included an extension of the origination period until December 31, 2017 (the maturity date remains September 2020), an increase in the effective advance rates, certain improvements to the financial covenants, changes to the manner in which the interest rates therein are calculated and certain other minor amendments to related agreements.

Both Credit Facilities are subject to a number of covenants and events of default including:

•	Financial Covenants. Financial covenants may include, among others, requirements with respect to minimum tangible net worth, maximum leverage ratio, minimum consolidated liquidity, and minimum unrestricted cash.

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•	Portfolio Performance Covenants. Portfolio performance covenants may include, among others, requirements that the portfolio not exceed certain stated static pool default ratios and delinquency rates and that the loan yield not be less than stated minimum levels.

•	Other Events. Other events may include, among others, change of control events, certain insolvency-related events, events constituting a servicer default, an inability to engage a replacement backup servicer following termination of the current backup servicer, senior management changes, the occurrence of an event of default or acceleration under other facilities, failure to make required payments or deposits, events related to the entry of an order decreeing dissolution that remains undischarged, events related to the entry or filing of judgments, attachments or certain tax liens that remain undischarged, and events related to breaches of terms, representations, warranties or affirmative and restrictive covenants. Restrictive covenants may, among other things, impose limitations or restrictions on our ability to pay dividends, redeem our stock, make payments in order to retire or obtain the surrender of warrants or options, or our ability and of the guarantors thereunder to incur additional indebtedness, pay dividends, make investments, engage in transactions with affiliates, sell assets, consolidate or merge, make changes in the nature of the business, and create liens.

•	Early Termination Fees. Early termination fees may be payable under the Credit Facilities in the event of a termination or other permanent reductions of the credit commitments at the Company’s option prior to the expiration of the Credit Facilities.

Employees

As of December 31, 2016, we had 266 full-time employees distributed across the following functional areas:

Number of
Functional Area	Employees
Technology & Development	100

Customer Service & Operations	113

Marketing	5

General and Administrative	48

Reorganization

Prior to the IPO, the Company’s authorized capital consisted of an unlimited number of Common Shares, an unlimited number of Class A Preferred Shares, issuable in series, the first series being designated as Class A Preferred, Series 1 and an unlimited number of Class B Preferred Shares, issuable in series, the first series of which was designated as Class B Preferred Shares, Series 1 and the second series of which was designated as Class B Preferred Shares, Series 2. In anticipation of the IPO, we consolidated the Common Shares on a 3 to 1 basis and all of the outstanding Class A Preferred Shares and Class B Preferred Shares were converted into Common Shares in accordance with their terms. Following the conversion of the Class A Preferred Shares and Class B Preferred Shares into Common Shares, we amended our Articles and Notice of Articles to remove the Class A Preferred Shares and Class B Preferred Shares from our authorized capital.

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General Development of the Business

Over the past 3 years, Mogo has transitioned from an online lender into a fintech company aimed at offering the best digital banking experience in Canada with four innovative products designed to help consumers get in control of their financial health. We have been focused on the three key elements of our strategy - platform, products and brand, to drive significant growth and expand our offering to include digital access to free monthly credit score monitoring, the MogoMortgage experience, the Mogo Spending Account, and MogoMoney loans.

In addition, Mogo has shifted its loan portfolio from a focus on short-term loans to long-term loans with long-term loans now representing 83% of gross loans receivable as of December 31, 2016.

Current Financial Year – Recent Developments

To date, Mogo:

•	Entered the $800 billion payments market with the launch of its innovative digital Mogo Spending Account and MogoCard, which is the fourth addition to our suite of products designed to help Canadians manage their financial health.

•	Officially entered the $1.4 trillion mortgage market with the launch of its new mortgage experience. Offering MogoMortgage marked the Company’s expansion into fee-based products and a milestone on its path to building the best digital banking experience in Canada.

•	Exceeded 350,000 members, representing growth of more than 87% in its member base since December 2015.

Three Year History

In 2016, Mogo:

•	Added approximately 56,000 new members in the fourth quarter and 162,000 during the full year of 2016. We had approximately 348,000 members as at December 31, 2016, an 87% increase compared to approximately 186,000 as at December 31, 2015.

•	Launched our new digital platform, including the MogoAccount and iOS app, enabling Mogo to continue to build Canada’s leading digital banking experience.

•	Became the first in the Canadian market to offer a free credit score with free monthly credit score monitoring. This was achieved through our partnership with Equifax Canada, Canada’s largest credit bureau and provider of data and insights.

•	Obtained a mortgage brokerage license in the provinces of British Columbia, Alberta, and Ontario and beta launched MogoMortgage, Canada’s first digital mortgage solution, in preparation for the official product launch in January 2017.

•	Beta launched the digital Mogo Spending Account and MogoCard and continued to enhance the product by adding an instant load option and the ability to link directly to a traditional bank account in anticipation of an early 2017 public launch.

•	Entered into a strategic marketing collaboration agreement with Postmedia providing Mogo with a minimum of $50 million of media value over a three-year term. The agreement allows Mogo to expand marketing scale and reach while significantly reducing and de-risking marketing spend.

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•	Made certain amendments to the Credit Facility – Liquid with Fortress, including an extension of the origination period, an increase in effective advance rates, certain improvements to the financial covenants, and change to the manner in which the interest rates therein are calculated.

•	Opened MogoLounge, Canada’s first financial lounge, in Toronto’s Queen West neighbourhood, and began partnering with local and international creators, influencers and entrepreneurs to build a community that motivates financially responsible behaviors and inspires a lifestyle of financial freedom.

•	Declared a finalist at the International FinTech Innovation Awards in the FinTech Marketing Campaign of the Year category for its Adulting 101 marketing campaign.

In 2015, Mogo:

•	Completed the IPO pursuant to which Mogo issued 5,000,000 Common Shares at a price of $10 per share, resulting in aggregate gross proceeds to Mogo of $50 million. The IPO was made through a syndicate of underwriters led by BMO Capital Markets and Cormark Securities Inc. as joint bookrunners, and comprised of Canaccord Genuity Corp., CIBC World Markets Inc. and National Bank Financial Inc.

•	Launched a national tour of its event series, “Adulting 101”, combining financial literacy and wine tasting hosted by Mogo’s Financial Fitness Coach.

•	Finalized the Credit Facility – LT with Fortress, a new expandable revolving credit facility of up to $200 million to finance the continued expansion of Mogo’s long-term loans of up to $35,000.

•	Launched a new brand identity highlighting Mogo as Canada’s leading digital financial brand for the next generation of consumers.

•	Launched a new soft credit check account sign-up allowing new Mogo members to sign up for a Mogo account in about 3 minutes without impacting their credit score.

•	Introduced its 4th generation Mogo Score, the Company’s proprietary credit scoring system.

In 2014, Mogo:

•	Entered into the Credit Facility - ST with Fortress, a $30 million credit facility expandable to $50 million under certain conditions.

•	Closed a $17.3 million equity financing (including $10 million debt conversion) with a follow-on closing for additional proceeds of $3.4 million.

•	Introduced its Level Up Program which gives our members a clear path to lower rates based on good repayment history with Mogo.

•	Closed a $18.6 million equity financing.

•	Became a full credit spectrum lender with the launch of its installment loan product offering terms of up to 5 years and rates as low as 5.9%.

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Risk Factors

In addition to any other risks contained in this AIF, as well as our other annual filings, including management’s discussion and analysis and consolidated financial statements and accompanying notes, the risks and uncertainties described below are the principal risks that could have a material and adverse effect on our business, prospects, financial condition, results of operations, and cash flows. This AIF also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See "Forward-Looking Information”.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history in an evolving industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to:

•	navigate complex and evolving regulatory and competitive environments;

•	increase the number and total volume of loans we extend to, and mortgages we broker for, our members;

•	successfully maintain and evolve our internal controls to manage compliance within an evolving and complex regulatory environment;

•	improve the products we offer to our members as our business becomes more efficient;

•	increase the effectiveness of our direct marketing and ability to identify the trends relevant to our targeted demographics;

•	increase conversion of members and retention of existing members;

•	successfully develop and deploy new products;

•	successfully maintain our funding strategy;

•	favourably compete with other companies that are currently in, or may in the future enter, the financial services industry and offer similar or comparable products to our targeted demographics;

•	successfully navigate economic conditions and fluctuations in the credit market;

•	effectively manage the growth of our business;

•	successfully expand our business;

•	continue to revise our platform’s proprietary credit model;

•	continue to develop, maintain and scale our platform;

•	effectively use limited personnel and technology resources;

•	effectively maintain and scale our financial and risk management controls and procedures;

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•	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform; and

•	attract, integrate and retain an appropriate number of qualified employees.

We may not be able to successfully address these risks and difficulties, which could harm our business and cause our operating results to suffer.

Our recent growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

Our membership grew from 186,000 members as at December 31, 2015 to 348,000 members as at December 31, 2016. Our total revenue grew from $43.5 million in 2015 to $49.9 million in 2016. We expect that, in the future, even if our revenue continues to increase our rate of revenue growth may not continue at the same pace or may decline in the future. In addition, we expect to continue to expend substantial financial and other resources on:

•	personnel, including significant increases to the total compensation we pay our employees as we grow our employee headcount;

•	marketing, including expenses relating to increased direct marketing efforts;

•	product development, including the continued development of our platform;

•	office space, as we increase the space we need for our growing employee base; and

•	general administration, including legal, accounting and other compliance expenses related to being a public company.

In addition, our historical growth has placed, and may continue to place, significant demands on our management and our operational and financial resources. Finally, our organizational structure is becoming more complex as we add additional staff, and we will need to improve our operational, financial, management and compliance controls as well as our reporting systems and procedures. If we cannot manage our growth effectively our financial results will suffer.

We have a history of losses and may not achieve consistent profitability in the future.

We generated net losses of $17.1 million in 2016 and $21.3 million in 2015. As of December 31, 2016, we had an accumulated deficit of $43.9 million. We will need to generate and sustain increased revenue levels in future periods in order to become profitable, and, even if we do so, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our marketing and sales operations, increase our service and general product servicing capabilities, lease additional space for our growing employee base, and expand into new markets. In addition, our provision for loan losses, net of recoveries, is based on our expectation of future loan losses related to our loans receivable. As we continue to grow our members and loans receivable we expect the aggregate amount of this expense will also continue to grow.

Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this AIF, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our common stock may significantly decrease.

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To date, we have derived our revenue from a limited number of products and markets. Our efforts to expand our market reach and product portfolio may not succeed.

We offer free credit score monitoring, the Mogo Spending Account and MogoCard, MogoMoney loans, and the MogoMortgage solution to our members in Alberta, British Columbia and Ontario. Many of our competitors offer a more diverse set of products and in additional markets. Expanding our operations into new markets would subject our business to new challenges, regulations and risks. While we intend to eventually broaden the scope of products that we offer to our members, there can be no assurance that we will be successful in such efforts. Failure to broaden the scope of products we offer to potential members may inhibit the growth of repeat business from our members and harm our operating results.

The financial services industry is highly regulated. Changes in regulations or in the way regulations are interpreted or applied to our business could adversely affect our business.

Our business is subject to numerous federal, provincial and other local laws, ordinances and regulations in each of the jurisdictions in which we operate, which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business.

As we develop and introduce new products and services, we may become subject to additional laws and regulations. Future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations and financial condition. In addition, future legislation or regulations, or amendments to the existing regulatory regime, could require us to modify our platform and processes, which may cause us to incur additional costs. As an example, in 2016, British Columbia, Alberta and Ontario implemented amendments to legislation and regulations relating to certain of our short-term loan products and additional amendments are contemplated in Ontario in 2017.

Governments at the national, provincial and local levels may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. We and other participants in our industries are currently, and may in the future be, subject to litigation and regulatory proceedings which could generate adverse publicity or cause us to incur substantial expenditures or modify the way we conduct our business. Changes in laws or regulations, new precedents or interpretation of existing laws, changes in regulatory bodies with oversight for our business, or our failure to comply with applicable laws and regulations, may have a material adverse effect on our business, prospects, results of operations, and financial condition. As an example, a proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business and could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

While we have reviewed and revised our business model to ensure it is in compliance with the applicable provincial and federal laws, the application of certain legislation to our business model remains uncertain. There is a risk that regulatory bodies or consumers could assert that certain federal or provincial laws are applicable where we have determined that they are not, and that we are not in compliance with such applicable requirements. If it is determined that we have not complied with the requirements of applicable laws, we could be subject to either or both civil actions for nullification of contracts, rebate of some or all payments made by members, and damages, and prosecution for violation of the laws, any of which outcomes could have a material adverse effect on the Company.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, transmit and store a large volume of personally identifiable information and other sensitive data from members. There are federal, provincial and foreign laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

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The regulatory framework for privacy issues in Canada is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Security breaches of members’ confidential information that we store may harm our reputation and expose us to liability.

We store our members’ personal and credit information and other sensitive data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our members’ data, our relationships with our members will be severely damaged, and we could incur significant liability.

Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, certain provinces have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our members to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation and we could lose members.

Worsening economic conditions may result in decreased demand for our products, cause our members’ loan default rates to increase and harm our operating results.

Uncertainty and negative trends in general economic conditions in Canada and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies operating in our industries. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism and catastrophes.

Many of our members are millennials. Accordingly, our members may be more likely to be affected or more severely affected than more established individuals by adverse economic conditions. These conditions may result in a decline in the demand for our products by potential members or higher default rates on loans by our existing members.

There can be no assurance that economic conditions will remain favorable for our business or that demand for our product or default rates on our loans by our members will remain at current levels. Reduced demand for our products would negatively impact our growth and revenue, while increased default rates by our members on our loans may inhibit our access to capital and negatively impact our profitability. If delinquency or uncollectable rates on our consumer loans exceed certain levels defined in our Credit Facility Agreements, it could constitute a default under the Credit Facilities or other credit facilities, reducing or terminating such facilities. Furthermore, we receive a number of applications from potential members who do not satisfy the requirements for our loans. If an insufficient number of qualified individuals apply for our loans, our growth and revenue could decline.

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Our business may be adversely affected by material changes to the interest rate charged to our members and paid to our lenders.

We earn a substantial portion of our revenues from interest payments on the loans we make to our members. Various financial institutions and other funding sources provide and may in the future provide us with the capital to fund these term loans and lines of credit and charge us interest on funds that we draw down. In the event that the spread between the rate at which we lend to our members and the rate at which we borrow from our lenders decreases, our financial results and operating performance will be harmed.

There are a variety of factors that could affect the interest rates we charge to our members and which we pay to our lenders, such as access to capital based on our business performance, the volume of loans we make to our members, competition with other lenders and regulatory requirements. These interest rates may also be affected by variations to the types of products we sell to our members and investors over time and a shift among our channels of member acquisition. Interest rate changes may adversely affect our business forecasts and expectations and are highly sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and the fiscal and monetary policies of the federal government and its agencies. Any material reduction in our interest rate spread could have a material adverse effect on our business, results of operations and financial condition.

Our loan business may be adversely affected by disruptions in the credit markets, including reduced access to credit.

We depend on the Credit Facilities and other forms of debt in order to finance most of the loans we make to our members. However, we cannot guarantee that these financing sources will continue to be available beyond the current maturity date of each arrangement, on reasonable terms or at all. As the volume of loans that we make to members on our platform increases, we may require the expansion of our borrowing capacity on our existing debt facility and other debt arrangements or the addition of new sources of capital. The availability of these financing sources depends on many factors, some of which are outside of our control. We may also experience the occurrence of events of default or breaches of financial or performance covenants under our debt agreements, which could reduce or terminate our access to institutional funding. If we are unable to meet the financial covenants and other conditions under the Credit Facilities or other credit facilities it could reduce or terminate our access to those facilities. In the event of a sudden or unexpected shortage of funds in the banking system, we cannot be sure that we will be able to maintain necessary levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If we were to be unable to arrange new or alternative methods of financing on favorable terms, we may have to curtail our origination of loans, which could have a material adverse effect on our business, financial condition, operating results and cash flow.

An increase in member default rates may reduce our overall profitability and could also affect our ability to attract institutional funding. Further, historical default rates may not be indicative of future results.

Member default rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual members. In particular, loss rates on member loans may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer and business confidence, commercial real estate values, the value of the Canadian dollar, energy prices, changes in consumer and business spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. Furthermore, as a full credit spectrum lender, we operate in broad range of the credit market, and our members’ default rates may be higher than expected. In addition, if delinquency or uncollectable rates on our consumer loans exceed certain levels defined in our Credit Facility Agreements, it could constitute a default under the Credit Facilities or other credit facilities, reducing or terminating such facilities.

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We have negative operating cash flow and continued negative operating cash flow may restrict our ability to pursue our business objectives

The Company had negative operating cash flow for the year ended December 31, 2016. The Company may require additional financing to fund its operations to the point where it is generating positive operating cash flows. Continued negative operating cash flow may restrict the Company’s ability to pursue its business objectives.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

Since our founding, we have raised substantial equity and debt financing to support the growth of our business. Because we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including increasing our marketing expenditures to improve our brand awareness, developing new products or services or further improving existing products and services, enhancing our operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. In addition, our agreements with our lenders contain restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing that we secure in the future could involve further restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Common Shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

Our debt financing sources are highly concentrated, and we may not be able to access additional sources of funding on reasonable terms or at all.

We have obtained debt financing from a limited number of lenders. We currently depend on the Credit Facilities and other forms of debt in order to finance most of the loans we make to our members. Our reliance on the Credit Facilities for a significant amount of our funding exposes us to funding concentration risks. If the lender decides to terminate the Credit Facilities, our business, operating results, financial condition and prospects could be adversely affected. In addition, our debt facilities must be renewed on a periodic basis. If we were unable to renew these facilities on acceptable terms when they became due there could be a material adverse effect on our financial condition, liquidity and results of operations.

Our agreements with our lenders contain a number of early payment triggers and covenants. A breach of such triggers or covenants or other terms of such agreements could result in an early amortization, default, and/or acceleration of the related funding facilities which could materially impact our operations.

The Company manages its capital to maintain its ability to continue as a going concern and to provide adequate value to shareholders. The capital structure of the Company consists of external debt and shareholders’ equity, which comprises issued capital, contributed surplus and retained earnings. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, share repurchases, the payment of dividends, increasing or decreasing debt or by undertaking other activities as deemed appropriate under the specific circumstances. The Company’s strategy, objectives, measures, definitions, and targets have not changed significantly from the prior period.

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Primary funding sources available to support the maintenance and growth of our business include, among others, the Credit Facilities. These facilities contain restrictions on the Company’s ability to, among other things, pay dividends, sell or transfer assets, incur additional debt, repay other debt, make certain investments or acquisitions, repurchase or redeem shares, and engage in alternate business activities. The facilities also contain a number of covenants that require the Company to maintain certain specified financial ratios. Description of these covenants, requirements and events are set out in the Credit Facilities agreements.

During the occurrence of an event of default under the Credit Facilities, for example, principal collections from our consumer loans would be applied to repay principal under the Credit Facilities rather than being available on a revolving basis to fund newly originated loans. During the occurrence of an event of default under any of our debt, including debt owing under the Credit Facilities, debt owing to the holders of debentures issued by the Company or debt owing to future facilities we may enter into, the applicable lender could accelerate the repayment of our debt and the lender’s commitments to extend further credit would terminate. If we were unable to repay the amounts due and payable under our debt when due, the applicable lender could seek remedies, including against the collateral pledged as security for such debt. A default under one credit facility could also lead to default under other facilities due to cross-acceleration or cross-default provisions.

An event of default or other event requiring early repayment of our Credit Facilities would negatively impact our liquidity, including our ability to originate new loans, and require us to rely on alternative funding sources, which might increase our funding costs or which might not be available when needed. If we were unable to arrange new or alternative methods of financing on favorable terms, we might have to curtail the origination of loans, which could have a material adverse effect on our business, financial condition, operating results and cash flow, which in turn could have a material adverse effect on our ability to meet our obligations under our facilities.

Our ability to collect payment on loans and maintain accurate accounts may be adversely affected by computer viruses, physical or electronic break-ins, technical errors and similar disruptions.

The automated nature of our platform may make it an attractive target for hacking and potentially vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Despite efforts to ensure the integrity of our platform, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, in which case there would be an increased risk of fraud or identity theft, and we may experience losses on, or delays in the collection of amounts owed on, a fraudulently induced loan. In addition, the software that we have developed to use in our daily operations is highly complex and may contain undetected technical errors that could cause our computer systems to fail. Because each loan that we make involves our proprietary automated lending process, any failure of our computer systems involving our automated loan approval process and any technical or other errors contained in the software pertaining to our automated lending process could compromise our ability to accurately evaluate potential members, which would negatively impact our results of operations. Furthermore, any failure of our computer systems could cause an interruption in operations and result in disruptions in, or reductions in the amount of, collections from the loans we make to our members.

Additionally, if a hacker were able to access our secure files, he or she might be able to gain access to the personal information of our members. While we have taken steps to prevent such activity from affecting our platform, if we are unable to prevent such activity, we may be subject to significant liability, negative publicity and a material loss of members, all of which may negatively affect our business.

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Demand for our products may decline if we do not continue to innovate or respond to evolving technological changes.

We operate in a nascent industry characterized by rapidly evolving technology and frequent product introductions. We rely on our proprietary technology to make our platform available to members, determine the creditworthiness of loan and mortgage applicants and service the products we provide to members. In addition, we may increasingly rely on technological innovation as we introduce new products, expand our current products into new markets and continue to streamline our platform. The process of developing new technologies and products is complex, and if we are unable to successfully innovate and continue to deliver a superior member experience, members’ demand for our products may decrease and our growth and operations may be harmed.

If new products and platform enhancements do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We incur expenses and expend resources upfront to develop, acquire and market new products and platform enhancements to incorporate additional features, improve functionality or otherwise make our platform more desirable to our members. New product or platform enhancements must achieve high levels of market acceptance in order for us to recoup our investment in developing and bringing them to market.

Any new products and changes to our platform could fail to attain sufficient market acceptance for many reasons, including, without limitation, the following:

•	our failure to predict market demand accurately and supply products that meet this demand in a timely fashion;

•	members using our platform may not like, find useful or agree with any changes;

•	defects, errors or failures in our platform;

•	negative publicity about our products or our platform’s performance or effectiveness;

•	delays in releasing to the market new products or platform enhancements; and

•	the introduction or anticipated introduction of competing products by our competitors.

If our new products or platform enhancements do not achieve adequate acceptance in the market, our competitive position, revenue and operating results could be harmed. The adverse effect on our financial results may be particularly acute because of the significant development, marketing, sales and other expenses we will have incurred in connection with new products or enhancements.

It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.

The success of our platform depends, in part, upon our intellectual property. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, suppliers and other third parties to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We currently do not have any issued patents.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights.

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Our failure to secure, protect and enforce our intellectual property rights could seriously harm our brand and adversely affect our business.

We may face claims by third parties for alleged infringement of their intellectual property rights, which could harm our business.

Our competitors, as well as a number of other entities and individuals, may claim that we infringe their intellectual property rights. Claims of infringement are becoming increasingly common as the software industry develops and third parties may assert infringement claims against us in the future. Although we have developed most of our platform, we do include third-party software in our platform. In these cases, this software is licensed from the entity holding the intellectual property rights. Although we believe that we have secured proper licenses for all third-party software that is integrated into our platform, third parties may assert infringement claims against us in the future. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. Such licenses may not be available, or they may not be available on reasonable terms. In addition, such litigation could be disruptive to our ability to generate revenue or enter into new market opportunities and may result in significantly increased costs as a result of our defence against those claims or our attempt to license the intellectual property rights or rework our platform to ensure it complies with judicial decisions. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Any of the foregoing could have a significant adverse effect on our business and operating results as well as our ability to generate future revenue.

Some aspects of our platform include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

We incorporate open source software into our proprietary platform and into other processes supporting our business. Such open source software may include software covered by licenses like the GNU General Public License and the Apache License. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that limits our use of the software, inhibits certain aspects of the platform and negatively affects our business operations. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If portions of our proprietary platform are determined to be subject to an open source license, or if the license terms for the open source software that we incorporate change, we could be required to publicly release the affected portions of our source code, re -engineer all or a portion of our platform or change our business activities. In addition to risks related to license requirements, the use of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated, and could adversely affect our business.

If our software contains serious errors or defects, we may lose revenue and market acceptance.

Software developed for our proprietary platform often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced. Despite internal testing, our platform may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Since the software we use is a critical component to our proprietary platform, errors, defects, security vulnerabilities, service interruptions or software bugs in our platform could result in inappropriate loan decisioning and corresponding credit scores and/or interest rates.

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A denial of service attack or security breach could delay or interrupt service to our members, harm our reputation or subject us to significant liability.

Our platform may be subject to distributed denial of service, or DDoS, attacks in the future, a technique used by hackers to take an internet service offline by overloading its servers. We cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. Moreover, our platform and our third-party apps could be breached if vulnerabilities in our platform are exploited by unauthorized third parties. Since techniques used to obtain unauthorized access change frequently and the size of DDoS attacks is increasing, we may be unable to implement adequate preventative measures or stop the attacks while they are occurring. A DDoS attack or security breach could delay or interrupt service to our members. In addition, any actual or perceived DDoS attack or security breach could damage our reputation and brand, expose us to a risk of litigation and possible liability and require us to expend significant capital and other resources to alleviate problems caused by the DDoS attack or security breach. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and our agreements with certain merchants require us to notify them in the event of a security incident. Such mandatory disclosures could lead to negative publicity and may cause our merchants to lose confidence in the effectiveness of our data security measures. Moreover, if a high-profile security breach occurs with respect to one of our competitors, members may lose trust in the security of our platform and business model generally, which could adversely impact our ability to conduct business.

Our allowance for loan losses is determined based upon both objective and subjective factors and may not be adequate to absorb loan losses.

We face the risk that our members will fail to repay their loans in full. We reserve for such losses by establishing an allowance for loan losses, the increase of which results in a charge to our earnings as a provision for loan losses. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses are also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience, and unlike traditional banks, we are not subject to periodic review by bank regulatory agencies of our allowance for loan losses. As a result, there can be no assurance that our allowance for loan losses will be comparable to that of traditional banks subject to regulatory oversight or sufficient to absorb losses or prevent a material adverse effect on our business, financial condition and results of operations.

We rely on our proprietary credit scoring model in the forecasting of loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.

In making a decision whether to extend credit to prospective members, we rely heavily on our credit score generated by our proprietary credit scoring model and decisioning system, an empirically derived suite of statistical models built using third-party data, data from our members and our credit experience gained through monitoring the performance of our members over time. If our proprietary credit scoring model and decisioning system fails to adequately predict the creditworthiness of our members, or if our proprietary cash flow analytics system fails to assess prospective members’ financial ability to repay their loans, or if any portion of the information pertaining to the prospective member is false, inaccurate or incomplete, and our systems did not detect such falsities, inaccuracies or incompleteness, or any or all of the other components of the credit decision process described herein fails, we may experience higher than forecasted losses. Furthermore, if we are unable to access the third-party data used in our credit scores, our access to such data is limited or such information is outdated or incorrect, our ability to accurately evaluate potential members will be compromised, and we may be unable to effectively predict probable credit losses inherent in our loan portfolio, which would negatively impact our results of operations.

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We rely on data from third parties for the successful operation of our platform.

Our ability to review and select qualified members depends on credit, identification, employment and other relevant information that we receive from third parties, including credit bureaus. If this information becomes unavailable or becomes more expensive to access, it could increase our costs as we seek alternative sources of information. If this third-party data is incorrect, our ability to identify qualified members or approve and price products may suffer and our business may be harmed.

Our risk management efforts may not be effective.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market- related risk, as well as operational risks related to our business, assets and liabilities. To the extent our models used to assess the creditworthiness of potential members do not adequately identify potential risks, the credit scores we produce would not adequately represent the risk profile of such members and could result in higher risk than anticipated. Our risk management policies, procedures, and techniques, including our use of our proprietary credit scoring technology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified or identify concentrations of risk or additional risks to which we may become subject in the future.

Our levels of indebtedness can have negative implications for our shareholders.

We have, and anticipate having a significant amount of indebtedness. Our ability to make payments of principal and interest on our funding debt will depend on our future operating performance and our ability to enter into additional debt and equity financings, which to a certain extent, is subject to economic, financial, competitive and other factors beyond our control. If, in the future, we are unable to generate sufficient cash flow to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms acceptable to us. The inability to obtain additional financing could have a material adverse effect on our operating performance and any additional equity financing would result in the dilution of shareholders.

Our substantial indebtedness could have significant consequences to shareholders, such as the inability to satisfy our obligations under the Credit Facilities and increased vulnerability to adverse general economic and industry conditions. We may find it more difficult to fund future working capital, capital expenditures, general corporate purposes or other purposes and we would have to allocate a substantial portion of our cash resources to the payment on our indebtedness, which would reduce the funds available for operations and for distribution to shareholders.

Exchange rate fluctuations may adversely affect our results.

While we generate our revenues in Canadian dollars, a portion of our debentures are denominated in US dollars. As a result, our reported results of operations are vulnerable to currency exchange fluctuations between the Canadian dollar and the US dollar. Exchange rate fluctuations are beyond our control, and there can be no assurance that such fluctuations will not have a material adverse effect on our business, operating results, financial condition or profitability.

Our success and future growth depend in part on our successful marketing efforts and increased brand awareness. Failure to effectively use our brand to convert sales may negatively affect our growth and our financial performance.

We believe that an important component of our growth will be continued market penetration through our digital marketing channel and leveraging our Postmedia marketing collaboration agreement during the three-year term of the agreement. To achieve this growth, we anticipate relying heavily on marketing and advertising to increase the visibility of the Mogo brand with potential members. The goal of this marketing and advertising is to increase the strength, recognition and trust in the Mogo brand, and drive more unique visitors to open MogoAccounts and access Mogo products. The agreement with Postmedia can be terminated if the Company’s revenues do not reach certain specified thresholds or if Postmedia’s media reach drops below specified thresholds. We incurred expenses of $6.7 million and $10.8 million on sales and marketing in the years ended December 31, 2016 and 2015, respectively.

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Our business model relies on our ability to scale rapidly and to decrease incremental member acquisition costs as we grow. If we are unable to recover our marketing costs through increases in website traffic and in our conversion rates, or if we discontinue our broad marketing campaigns, it could have a material adverse effect on our growth, results of operations and financial condition.

Member complaints or negative publicity could result in a decline in our member growth and our business could suffer.

Our reputation is very important to attracting new members to our platform as well as securing repeat lending and mortgage refinancing to existing members. While we believe that we have a good reputation and that we provide our members with a superior experience, there can be no assurance that we will continue to maintain a good relationship with our members or avoid negative publicity. Any damage to our reputation, whether arising from our conduct of business, negative publicity, regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with securities regulatory authorities and TSX requirements, security breaches or otherwise could have a material adverse effect on our business.

Any misconduct and/or errors by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to process a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and loan transactions that involve the use and disclosure of personal and business information. We could be materially adversely affected if transactions are redirected, misappropriated or otherwise improperly executed, if personal and business information is disclosed to unintended recipients or if an operational breakdown or failure in the processing of other transactions occurs, whether as a result of human error, a purposeful sabotage or by means of a fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with members is governed by various federal and provincial laws. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow our protocol when interacting with members, we could be liable for damages and subject to regulatory actions and penalties. As a result, we could also be perceived to have facilitated or participated in illegal misappropriation of funds, documents or data, or failed to have followed protocol, and therefore be subject to civil or criminal liability. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to our members, inability to attract future members, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Our business depends on our ability to collect payments and service the products we make available to our members.

We rely on a bank for the ACH transaction process used to, among other things, disburse the proceeds of newly originated loans to our members, collect payments from members and to process funding requests to members’ Mogo Spending Accounts. As we are not a bank, we do not have the ability to directly access the ACH payment network, and must therefore rely on a service provider to process our transactions. If we cannot continue to obtain such services from our current institution, service provider or elsewhere, or if we cannot transition to another processor quickly, our ability to process transactions will suffer.

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We rely on data centers to deliver our services. Any disruption of service at these data centers could interrupt or delay our ability to deliver our service to our members.

We currently serve our members from third-party cloud-based and traditional data center facilities. The continuous availability of our service depends on the operations of these facilities, on a variety of network service providers, on third-party vendors and on data center and cloud operations staff. In addition, we depend on the ability of our third-party facility provider to protect the facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. If there are any lapses of service or damage to the facilities, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services. Even with current and planned disaster recovery arrangements, our business could be harmed.

We designed our system infrastructure and procure and own or lease the computer hardware used for our services. Design and mechanical errors, failure to follow operations protocols and procedures could cause our systems to fail, resulting in interruptions in our platform. Any such interruptions or delays, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with members and cause our revenue to decrease and/or our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue and subject us to liability, which could materially adversely affect our business.

We face increasing competition and, if we do not compete effectively, our operating results could be harmed.

We compete with other companies that provide financial services to individuals. These traditional financial institutions include banks, credit unions, credit card issuers and other consumer finance companies. In addition, other technology companies may begin to focus, or may in the future focus, their efforts on targeting millennials.

In some cases, some competitors may offer a broader range of financial products to our members, and some competitors may offer a specialized set of specific products or services. Many of these competitors have significantly more resources and greater brand recognition than we do and may be able to attract customers more effectively than we do.

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

If the information provided by members to us is incorrect or fraudulent, we may misjudge a member’s qualification to receive a loan and our operating results may be harmed.

Our lending decisions are based partly on information provided to us by loan applicants. To the extent that these applicants provide information to us in a manner that we are unable to verify, our credit model may not accurately reflect the associated risk. In addition, data provided by third-party sources is a significant component of our credit model, and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business and operating results.

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In addition, we use identity and fraud check analyzing data provided by external databases to authenticate each member’s identity. There is a risk, however, that these checks could fail, and fraud may occur. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, operating results and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impact our operating results, brand and reputation and require us to take steps to reduce fraud risk, which could increase our costs.

We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees, including David Feller, our Chairman and Chief Executive Officer, and Gregory Feller, our President and Chief Financial Officer. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and despite maintaining a comprehensive succession plan, we may not be able to find adequate replacements on a timely basis, or at all. We do not maintain key person life insurance policies on any of our employees.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled engineering and data analytics personnel is extremely intense, and we continue to face difficulty identifying and hiring qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, specifically in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the price of our Common Shares may adversely affect our ability to attract or retain highly skilled technical, financial and marketing personnel.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our members could diminish, resulting in a material adverse effect on our business.

If we cannot maintain our corporate culture, we could lose valuable qualities from our workforce.

We believe that our corporate culture is a critical component of our success, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Failure to preserve our corporate culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Litigation may adversely affect our business and financial condition.

Our business is subject to the risk of litigation by employees, members, consumers, suppliers, competitors, shareholders, government agencies, or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of law suits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect consumer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business and financial condition.

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Our business is subject to the risks of earthquakes, fire, power outages, flood, and other catastrophic events, and to interruption by man-made problems such as terrorism.

Events beyond our control may damage our ability to accept our members’ applications, offer products, receive payments, maintain our platform or perform our servicing obligations. In addition, these catastrophic events may negatively affect demand for our products. Such events include, but are not limited to, fires, earthquakes, terrorist attacks, natural disasters, computer viruses and telecommunications failures. Despite any precautions we may take, system interruptions and delays could occur if there is a natural disaster, if a third- party provider closes a facility we use without adequate notice for financial or other reasons, or if there are other unanticipated problems at our leased facilities. As we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide high-quality service, such disruptions could harm our ability to run our business and cause lengthy delays which could harm our business, results of operations and financial condition. We currently are not able to switch instantly to our backup center in the event of failure of the main server site. This means that an outage at one facility could result in our system being unavailable for a significant period of time. Our business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. A system outage or data loss could harm our business, financial condition and results of operations.

Dividends and Distributions

We have never declared dividends on our Common Shares in the past. We currently intend to reinvest all future earnings in order to finance the development and growth of our business. As a result, we do not intend to pay dividends on our Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Board of Directors deems relevant. Restrictive covenants under our Credit Facilities may, among other things, impose limitations or restrictions on our ability to pay dividends.

Description of Capital Structure

The Company’s authorized share capital consists of an unlimited number of Common Shares, without par value, of which 18,280,210 were issued and outstanding as at December 31, 2016.

Each Common Share entitles its holder to notice of and to one vote at all meetings of the Company’s shareholders. Each Common Share is also entitled to receive dividends if, as and when declared by the Company’s Board of Directors. Holders of Common Shares are entitled to participate in any distribution of the Company’s net assets upon liquidation, dissolution or winding-up of the Company on an equal basis per share.

Market for Securities

Trading Price and Volume

The Common Shares have been listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GO” from June 25, 2015 to November 13, 2016 and under the symbol “MOGO” since November 14, 2016. The price ranges and trading volume of the Common Shares for the most recently completed financial year on the TSX were as follows:

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	High Trading Price	Low Trading Price
Month	($)	($)	Total Volume
January 2016	3.83	2.80	342,643
February 2016	3.35	2.50	554,182
March 2016	3.90	2.70	380,758
April 2016	3.28	2.30	385,782
May 2016	2.48	1.55	1,088,564
June 2016	2.20	1.74	477,580
July 2016	2.00	1.80	351,872
August 2016	1.93	1.50	645,234
September 2016	1.73	1.40	560,726
October 2016	1.52	1.10	781,546
November 2016	2.25	1.38	952,467
December 2016	2.08	1.71	515,254

Prior Sales

On March 31, 2016, 117,778 Common Shares were issued as a result of the exercise of options granted under our Stock Option Plan, at an exercise price of $2.10 per share.

Directors and Officers

Name, Occupation and Security Holding

The following table sets out, for each of the Company’s directors and executive officers, the person’s name, province or state and country of residence, position with the Company, principal occupation and, if a director, the date on which the director first became a director.

Directors are elected each year at the annual meeting of shareholders of the Company to serve until the next annual meeting or until a successor is elected or appointed.

Name and Province or
State and Country of	Position with the
Residence	Company	Director Since	Principal Occupation
David Feller British Columbia, Canada	Chair, Director, Chief Executive Officer	August 26, 2003	Chief Executive Officer of Mogo
Gregory Feller New York, United States	Director, President & Chief Financial Officer	April 10, 2015	President & Chief Financial Officer of Mogo
Ron Patterson(1)(2) Ontario, Canada	Lead Director	April 10, 2015	Executive Chairman of Accur8 Software

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Name and Province or
State and Country of	Position with the
Residence	Company	Director Since	Principal Occupation
Praveen Varshney(2)(4) British Columbia, Canada	Director	April 12, 2013	Director at Varshney Capital Corp.
Minhas Mohamed(1)(2)(3) Ontario, Canada	Director	April 10, 2015	President, Chief Executive Officer and Co-Founder of MMV Financial Inc.
Tom Liston(1) Ontario, Canada	Director	October 27, 2016	Managing Partner at Difference Capital Financial
Carlos Medeiros Ontario, Canada	Chief Risk Officer	N/A	Chief Risk Officer
Eric Miles(5) California, United States	Chief Technology Officer	N/A	Chief Technology Officer
Lisa Skakun British Columbia, Canada	Chief Legal and Administrative Officer	N/A	Chief Legal and Administrative Officer

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance, Compensation and Nominating Committee.
(3)	Chair of the Audit Committee.
(4)	Chair of the Corporate Governance, Compensation and Nominating Committee.
(5)	On January 27, 2017, Mogo announced the passing of Eric Miles.

As at December 31, 2016, the directors and executive officers of the Company directly or beneficially owned or controlled an aggregate of 3,688,608 Common Shares, representing approximately 20.2% of the Company’s issued and outstanding Common Shares as of December 31, 2016.

Biographies

The following are brief profiles of our executive officers and directors, including a description of each individual’s principal occupation within the past five years.

David Feller, Chief Executive Officer, Chair and Director

David Feller founded Mogo in 2003 and currently serves as the Company’s Chief Executive Officer and Chair of our Board of Directors. Over the past 12 years, Mr. Feller has grown Mogo into Canada's leading digital financial platform with over 350,000 members, annual revenues exceeding $43 million and more than 275 team members. During that time, he led the Company through equity and debt financings totaling more than $380 million including 2 rounds of private equity financings, securing 2 credit facilities with a leading global investment firm and the Company's IPO on the Toronto Stock Exchange. Mr. Feller is passionate about using technology and design to deliver innovative digital solutions that help consumers improve their financial health. He is a former member of the Young Entrepreneurs Organization (YEO) of Canada and is a graduate of the University of Western Ontario with a Bachelor of Arts degree. Mr. Feller’s experience leading the business along with his responsibilities for the strategic direction, product innovation and management of Mogo’s day to day operations, bring broad industry and specific institutional knowledge and experience to the Board of Directors.

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Gregory Feller, President, Chief Financial Officer and Director

Gregory Feller is a co-founder of Mogo and has served as the Company’s Chief Financial Officer since August 2011, and has served as a member of our Board of Directors and President of the Company since April 2015. Prior to his appointment, Mr. Feller was a Managing Director and Co- Head of the Technology Investment Banking Group at Citadel Securities, a financial services group. From 2008 to 2010, Mr. Feller was a Managing Director at UBS Investment Bank, a global financial institution. Prior to joining UBS, Mr. Feller was a Managing Director with Lehman Brothers from 2001 to 2008 and a Vice President at Goldman Sachs & Co. from 1998 to 2000. Mr. Feller has a Bachelor of Administrative and Commercial Studies from the University of Western Ontario and a Masters of Management from the Kellogg School of Management at Northwestern University, where he graduated Beta Gamma Sigma.

Ron Patterson, Lead Director

Ron Patterson is a financial services and technology entrepreneur. In 2014 he co-founded and is Executive Chairman of Accur8 Software, a data integration company based in Vermont. Accur8 sells software to enterprises across the United States that enables them to unify the data underlying their various software applications and systems so they have better access to, management and consumption of their data. In 2004, Mr. Patterson co-founded and is Executive Vice President of MMV Financial Inc., a specialty finance company that provides debt to emerging technology companies across North America. MMV Financial and its predecessor firm have provided financing of over US$400 million to 200+ technology companies. Mr. Patterson was a Partner for five years during the 1990s at Quorum Funding Corporation, a technology focused venture capital fund. Mr. Patterson began his career at Gordon Capital Corporation, a leading Canadian investment bank based in Toronto. Mr. Patterson has an Honours Business Degree from Wilfrid Laurier.

Tom Liston, Director

Tom Liston is currently Managing Partner at Difference Capital Financial, which provides debt and equity growth capital mainly to late-stage private companies with a focus on technology, media and healthcare. Previously, Mr. Liston was a top-ranked research analyst covering the technology sector. His research career began at Yorkton Securities in 1999 as a Research Analyst covering Software and IT Services companies. In early 2003, he joined Versant Partners in the same role and was promoted to Director of Research. Versant Partners was acquired by Cantor Fitzgerald in 2012, following which Mr. Liston served as Director of Canadian Research at Cantor Fitzgerald while maintaining his coverage of the technology sector. Mr. Liston was consistently ranked among the top technology analysts in several surveys, including: StarMine, Brendan Wood, Greenwich Associates and Reuters. Since 2014, Mr. Liston served as a Director of QHR Technologies Inc., which was recently sold to Loblaw Companies Limited. Mr. Liston is a CFA charterholder, and he completed a Bachelor of Business Administration degree in Finance from the University of New Brunswick and a Master of Arts in Economics and Finance from Queen’s University.

Minhas Mohamed, Director

Minhas Mohamed is President, Chief Executive Officer and Co-Founder of MMV Financial Inc. which is a specialty finance company providing debt financing to emerging technology and life sciences companies across North America. Mr. Mohamed was also the founder and Managing Partner of MM Venture Partners (predecessor firm). Since its inception in 1998, MMV and the predecessor firm have invested over US$400 million in 200+ companies across North America. Mr. Mohamed has overall management and strategic responsibility for MMV Financial. He has over 25 years of experience in the financing of technology and emerging growth companies, both in Canada and internationally. Prior to founding MM Venture Partners in August 1998, Mr. Mohamed spent 10 years as a senior partner and shareholder with Quorum Funding Corporation, one of Canada’s leading technology-focused venture capital funds. Prior to Quorum, he spent several years at the venture capital subsidiary of Schroders PLC, and was also with Ernst & Young where he obtained his CA designation. He has been a director of many public companies, including Promis Systems and Quorum Funding and for 11 years an independent trustee of InnVest REIT. Mr. Mohamed is a founding member and former Chairman of the Toronto Venture Group. Mr. Mohamed is a graduate of the University of Western Ontario and is a Chartered Accountant and a Chartered Financial Analyst.

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Praveen Varshney, Director

Praveen Varshney is a 1987 University of British Columbia Commerce graduate who subsequently obtained his CPA, CA designation at KPMG and is now a FCPA, FCA. He is a Director of Vancouver-based Varshney Capital Corp., a family-owned venture capital, merchant banking and corporate advisory services firm. Varshney Capital invests in a wide variety of industries such as resource, real estate, alternative energy and technology. Current or past projects include Mountain Province Diamonds Inc., part owner of the world's largest new diamond mine; Canada Zinc Metals Corp., a significant zinc deposit being developed in BC; and Carmanah Technologies Corporation, one of Canada’s largest solar companies. He is a long- time member and past President of the Vancouver chapter of The Entrepreneurs’ Organization and a founding director of the Vancouver chapter of The IndUS Entrepreneurs (TiE). Mr. Varshney was also on the Sauder School of Business Faculty Advisory Board for 12 years, University of British Columbia former President Stephen Toope’s Strategic Advisory Council, a former Director of The Vancouver Board of Trade, and a past recipient of Business in Vancouver’s 40 Under 40 Awards. He is also a director of the Varshney Family Charitable Foundation, a BC Social Venture Partner and on the advisory board of several charities such as Room to Read, OneProsper.org and Instruments Beyond Borders.

Carlos Medeiros, Chief Risk Officer

Carlos Medeiros came to Mogo in August 2015 with more than 20 years of credit risk and operations experience. Mr. Medeiros is a data scientist, recognized in Canada and internationally as an expert in information management and reporting. Prior to joining Mogo, he served as Chief Risk Officer for SNAP Financial, a Canadian leader in secured home improvement loans. Previously, he held the position of Head of Risk Management at HSBC Finance where he was responsible for risk strategy, policy, analytics, collections strategy and underwriting for all portfolios, with more than $5.0 billion in assets. He also served as Chair of the Risk Management Executive Committee. Prior to HSBC, Mr. Medeiros was Planning Director, COO at Itaú-Unibanco, which is among the world’s largest banks by market capitalization (NYSE: ITUB). In this role, he was the Officer responsible for all aspects of the company’s commercial, SME, and retail credit portfolios including mortgages, auto loans and credit cards. Mr. Medeiros is a Chartered Professional Accountant (CPA, CMA) and Canadian Risk Manager (CRM) . He received his MBA (Finance) from COPPEAD- UFRJ; LLB from Fluminense Federal University; and BSc in Electronic Engineering from Polytechnique of Rio de Janeiro.

Lisa Skakun, Chief Legal and Administrative Officer

Lisa Skakun is Mogo’s Chief Legal and Administrative Officer with more than 15 years of experience. Ms. Skakun, who joined Mogo in October 2015 after serving as General Counsel, SVP Corporate Development and Corporate Secretary for Coast Capital Savings Credit Union, Canada’s largest credit union by membership, leads all internal and external resources related to Mogo’s legal and administrative functions. Lisa holds a LLB from the University of British Columbia, as well as a Master of Laws degree in business law from Osgoode Hall Law School at York University and holds the ICD.D designation, having completed the Directors Education Program from the Institute of Corporate Directors. In 2015, Lisa was named to Canada’s Diversity 50 list by the Canadian Board Diversity Council and in 2011 was the recipient of the Association of Women in Finance’s PEAK award for “Rising Star” and the National Post Award for “Tomorrow’s Leader” at the Western Canada General Counsel Awards. She is the past Chair of the BC Business Law Section of the Canadian Bar Association, and was a member of the Securities Law Advisory Committee for the British Columbia Securities Commission.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

None of our directors or executive officers has, within the 10 years prior to the date of this AIF, been a director, chief executive officer or chief financial officer of any company (including us) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

Corporate Bankruptcies

None of our directors or executive officers has, within the 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or executive officer of the Company or shareholder holding sufficient securities of the Company to affect materially the control of the Company has:

•	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest among us and our directors, officers or other members of management as a result of their outside business interests except that certain of our directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies.

Legal Proceedings and Regulatory Actions

Legal Proceedings

We are from time to time involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations.

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Regulatory Actions

Neither the Company nor its subsidiaries are involved in any regulatory action which would have a material adverse effect on the Company.

Transfer Agents and Registrars

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

Material Contracts

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which we have entered into since the beginning of the last financial year, or entered into prior to such date, but which are still in effect and which are required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations.

•	Marketing collaboration agreement between the Company and Postmedia, a wholly-owned subsidiary of Postmedia Network Canada Corp., pursuant to which the Company and Postmedia work together to market the Company’s products through Postmedia’s media properties and channels through a minimum of $50 million of media value based on rates negotiated between the parties. During the term of the agreement, Mogo will pay Postmedia a performance based revenue share equal to 4% of its existing revenues and 11% of its incremental revenues, subject to certain adjustments, and has granted to Postmedia five-year warrants to acquire 1,196,120 Common Shares at an exercise price of $2.96.

•	Second amendment agreement dated December 13, 2016 between Mogo Finance Trust, a special purpose entity, and Fortress, pursuant to which certain amendments were made to the Credit Facility – Liquid, a full description of which is included under the heading “Business Description – Credit Facilities”. The amendments include an extension of the origination period until December 31, 2017 (the facility’s maturity date remains due in September 2020), an increase in the effective advance rates, certain improvements to the financial covenants, changes to the manner in which the interest rates therein are calculated and certain other minor amendments to related agreements.

Copies of these material contracts are available under our profile on the SEDAR website at www.sedar.com. The above summaries are qualified in their entirety by reference to the terms of the contract.

Experts

Our annual consolidated financial statements as of December 31, 2016 have been audited by MNP LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Information on the Audit Committee

The Audit Committee’s Charter

The Company’s Audit Committee Charter is included in Appendix A.

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Composition of the Audit Committee

The Company’s Audit Committee consists of three directors, all of whom are independent. They are also all financially literate in accordance with NI 52-110 – Audit Committees (“NI 51-110”). The members of the Audit Committee are Minhas Mohamed (Chair), Ron Patterson and Tom Liston.

Relevant Education and Experience

For the purposes of NI 52- 110, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements. All members of the Audit Committee have experience reviewing financial statements and dealing with related accounting and auditing issues. The education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee can be found under the heading “Directors and Officers — Name, Occupation and Security Holding — Biographies”.

Audit Committee Oversight

Pre-Approval Policies and Procedures

Under its charter, the Audit Committee is required to pre-approve all audit and non-audit services to be performed by the external auditors in relation to the Company, together with approval of the engagement letter for all non-audit services and estimated fees thereof. The pre-approval process for non -audit services will also involve a consideration of the potential impact of such services on the independence of the external auditors. The Audit Committee has also established an External Auditor Hiring Policy.

External Auditor Service Fees (By Category)

The Company was billed the following fees by its external auditor, MNP LLP:

	Year ended	Year ended
	December 31,	December 31,
	2016	2015
Audit Fees(1)	128,775	130,471
Audit Related Fees(2)	74,722	119,118
Tax Fees(3)	41,892	44,984
All Other Fees(4)	48,742	216,761
TotalFeesPaid	294,131	511,334

(1)	Fees for audit services.
(2)	Fees for assurance and related services not included in audit services above.
(3)	Fees for tax compliance, tax advice and tax planning.
(4)	Fees for assistance with the IPO, Postmedia deal and Certification of Disclosure in annual and interim filings.

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Additional Information

Additional information including directors’ and executive officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the Company’s management information circular for its annual meeting of shareholders.

Additional information relating to Mogo Finance Technology Inc. can be found on SEDAR at www.sedar.com. Additional financial information is available in the annual audited financial statements and management’s discussion and analysis for the financial year ended December 31, 2016.

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Appendix A – Audit Committee Charter

1. Charter Overview

Established Audit Committee	It is the policy of Mogo Finance Technology Inc., including its subsidiaries and affiliates (collectively, “Mogo”), to establish and maintain an Audit Committee (the “Committee”) to assist the Directors of Mogo in carrying out the Board’s oversight responsibility for the accounting, internal controls, financial reporting, audits of financial statements, and risk management processes of Mogo.

Resources / admin support	The Committee shall be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including appropriate administrative support. Without limiting the generality of the foregoing, Mogo shall provide for appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for payment of:

(a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Mogo;

(b) compensation to any advisors engaged by the Committee under Section 4(c) of this Charter; and

(c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Investigations / unrestricted access	If determined appropriate by the Committee, it shall have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or other experts.

The Committee shall have unrestricted access to Mogo’s external auditors, is authorized to seek any information that it requires from any employee and all employees are directed to co-operate with any request made by the Committee.

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2. Composition of Committee

(a)	Composition

Committee minimum	The Committee shall be established by a resolution of the Board. The Committee shall consist of a minimum of three (3) Directors. The Board shall appoint the members of the Committee and may seek the advice and assistance of the Corporate Governance, Compensation and Nominating Committee in identifying qualified candidates. The Board shall appoint one member of the Committee to be the chair of the Committee (the “Chair”).

(b)	Independence

All members are independent	All of the members of the Committee shall be Directors who are independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”), and the rules of any stock exchange or market on which Mogo’s shares are listed or posted for trading (collectively, “Applicable Governance Rules”).

In this Charter, the term “independent” includes the meanings given to similar terms by Applicable Governance Rules, including the terms “non- executive”, “outside” and “unrelated” to the extent such terms are applicable under Applicable Governance Rules. No member of the Committee shall have participated in the preparation of the financial statements of Mogo or any current subsidiary of Mogo at any time during the past three (3) years.

 (c) Financial Literacy

Understanding of financial statements	All members of the Committee must be able to read and understand fundamental financial statements (including a balance sheet, income statement and cash flow statement) and read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of the issues that can reasonably be expected to be raised by Mogo’s financial statements.

 (d) Term Length

Term length	A Director appointed by the Board to the Committee shall be a member of the Committee until replaced by the Board or until his or her resignation.

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3. Meetings of the Committee

(a)	Frequency of Meetings

Frequency	The Committee shall convene a minimum of four times each year at such times and places as may be determined by the Chair of the Committee, and whenever a meeting is requested by the Board, a member of the Committee, the auditors or senior management of Mogo. Scheduled meetings of the Committee shall correspond with the review of the quarterly and year-end financial statements and management discussion and analysis.

(b)	Notice of a Meeting

Notice of a meeting	Notice of each meeting of the Committee shall be given to each member of the Committee.

Notice of a meeting of the Committee shall:

•	be in writing, which includes electronic communication facilities;

•	state the nature of the business to be transacted at the meeting in reasonable detail;

•	to the extent practicable, be accompanied by a copy of any documentation to be considered at the meeting; and

•	be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

(c) Quorum

Quorum	A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of the members of the Committee. However, it shall be the practice of the Committee to require review, and, if necessary, approval of important matters by all members of the Committee.

 (d) Forms of Communication

Communication	A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permits all persons participating in the meeting to communicate with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

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(e) Absence of the Chair

Absence of the Chair	In the absence of the Chair of the Committee, the members of the Committee shall choose one of the members present to chair the meeting. In addition, the members of the Committee shall choose one of the persons present to be the secretary of the meeting.

(f) Inviting Guests

Inviting guests to meetings	The Committee may invite such persons to attend meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or by applicable laws.

 (g) External Auditors

Presence of external auditors	The Committee may invite the external auditors to be present at any meeting of the Committee and to comment on any financial statements, or on any of the financial aspects, of Mogo.

The Committee:

•	shall meet with the external auditors separately from individuals other than the Committee, and

•	may meet separately with management.

(h) Minutes

Meeting minutes	Minutes shall be kept of all meetings of the Committee and shall be signed by the chair and the secretary of the meeting. The Chair of the Committee shall circulate the minutes of the meetings of the Committee to all members of the Board.

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4. Duties and Responsibilities of the Committee

(a) Recommending the External Auditor

External Auditor	The Committee, in its capacity as a committee of the Board, is directly responsible for recommending to the Board the public accounting firm to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Mogo (the “external auditor”) as well as the compensation of the external auditor.

The Committee shall also be directly responsible for the oversight of the work of the external auditor (including resolution of disagreements between management and the auditor regarding financial reporting), and each such external auditor must report directly to the Committee.

Note: For more information, see the External Auditor Hiring Policy.

(b) Other Primary Duties and Responsibilities

Other Committee duties	The other primary duties and responsibilities of the Committee are to:

•	identify and monitor the management of the principal risks that could impact the financial reporting of Mogo;

•	monitor the integrity of the Mogo’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

•	monitor the independence, objectivity and performance of the external auditors, including, without limitation:

o	ensuring the Committee’s receipt from the external auditors at least annually of a formal written statement delineating all relationships between the external auditors and Mogo;

o	actively engaging in dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor; and

o	taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditors;

•	evaluate the performance of the external auditors at least annually; deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

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•	directly oversee the external audit process and results (in addition to items described under the Relationship with External Auditors section below);

•	provide an avenue of communication between the external auditors, management and the Board;

•	review annually with management the anti-fraud and other relevant risk assessment programs of Mogo;

•	approve the Whistleblower Policy annually and carry out a review designed to ensure that an effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual; and

•	oversee all pension and retirement benefit plans if and when established.

(c) Authority

Authority of the Committee	The Committee shall have the authority to:

•	inspect any and all of the books and records of Mogo;

•	discuss with the management of Mogo, any affected party and the external auditors, such accounts, records and other matters as any member of the Committee considers appropriate;

•	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•	set and pay the compensation for any advisors engaged by the Committee.

(d) Relationship with the Board

Board reporting	The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as considered appropriate.

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(e) Relationship with External Auditor

External Auditor	The Committee shall:

•	review the audit plan with the external auditors and with management;

•	review with the external auditors the critical accounting policies and practices used by Mogo, all alternative treatments of financial information within international financial reporting standards (“IFRS”) that the external auditors have discussed with management, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors;

•	discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of material risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

•	review with management and with the external auditors material financial reporting issues arising during the most recent financial period and the resolution or proposed resolution of such issues;

•	review any problems experienced or concerns expressed by the external auditors in performing any audit, including any restrictions imposed by management or any material accounting issues on which there was a disagreement with management;

•	review with the external auditors any accounting adjustments that were noted or proposed by the independent auditor but that were “passed” (as immaterial or otherwise), any communications between the audit team and the external auditor’s national office respecting auditing or accounting issues presented by the engagement, any “management” or “internal control” letter or schedule of unadjusted differences issued, or proposed to be issued, by the external auditors to Mogo, or any other material written communication provided by the external auditors to Mogo’s management;

•	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

•	review and discuss with management and the external auditors any off-balance sheet transactions or structures and their effect on Mogo’s financial results and operations, as well as the disclosure regarding such transactions and structures in Mogo’s public filings;

•	review the audited annual financial statements (including management discussion and analysis) and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all material variances between comparative reporting periods;

•	consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls and procedures for financial reporting of Mogo and subsequent follow-up to any identified weaknesses;

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•	review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

•	periodically meet separately with management and the external auditors;

•	oversee the financial affairs of Mogo, and, if deemed appropriate, make recommendations to the Board, external auditors or management;

•	discuss with management and the external auditors any correspondence with regulatory or governmental agencies that raise material issues regarding Mogo’s financial statements or accounting policies;

•	consider the recommendations of management in respect of the appointment and terms of engagement of the external auditor;

•	pre-approve all audit and non-audit services to be provided to Mogo by its external auditors, or the external auditors of subsidiaries of Mogo, subject to the overriding principle that the external auditors not be permitted to be retained by Mogo to perform internal audit outsourcing services or financial information systems services; provided that notwithstanding the above, the foregoing pre-approval of non-audit services may be delegated to a member of the Committee, with any decisions of the member with the delegated authority reporting to the Committee at the next scheduled meeting;

•	approve the engagement letter for non-audit services to be provided by the external auditors or affiliates thereof together with estimated fees, and consider the potential impact of such services on the independence of the external auditors;

•	when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the notice of change of auditors and documentation required pursuant to the then current legislation, rules, policies and instruments of applicable regulatory authorities and the planned steps for an orderly transition period; and

•	review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable laws, on a routine basis, whether or not there is to be a change of the external auditors.

(f) Public Disclosure of Financial Information

Public disclosures	In connection with the public disclosure of financial information and other public disclosure, the Committee shall:

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•	review Mogo’s financial statements, MD&A and annual and interim profit or loss press releases before Mogo publicly discloses this information;

•	review with management its evaluation of Mogo’s procedures and controls designed to assure that information required to be disclosed in Mogo’s periodic public reports is recorded, processed, summarized and reported in such reports within the time periods specified by applicable securities laws for the filing of such reports (“Disclosure Controls”), and consider whether any changes are appropriate in light of management’s evaluation of the effectiveness of such Disclosure Controls;

•	establish a policy, which may include delegation to an appropriate member or members of management, for release of earnings press releases as well as for the release of financial information and earnings guidance provided to analysts and rating agencies;

•	satisfy itself that adequate procedures are in place for the review of Mogo’s public information extracted from Mogo’s financial statements, other than the public information reviewed in accordance with the first bullet point of this section, and periodically assess the adequacy of those procedures;

•	to the extent deemed appropriate, review and supervise the preparation by management of:

o	the annual information forms, management information circulars and annual and interim financial statements of Mogo and any other information filed by Mogo with the applicable securities regulators;

o	press releases of Mogo containing financial information, earnings guidance, forward-looking statements, information about operations or any other material information;

o	correspondence broadly disseminated to shareholders of Mogo; and

o	other relevant written and oral communications or presentations;

•	before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases, focusing particularly on:

o	any changes in accounting policies and practices;

o	any important areas where judgment must be exercised;

o	significant adjustments resulting from the audit;

o	the going concern assumption, if any;

o	compliance with accounting standards; and

o	compliance with stock exchange and legal requirements;

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(g) Resolution of Conflicts

Resolution of conflicts	The Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters which are directed to the Committee by any member of the Board, a shareholder of Mogo, the external auditors or senior management.

(h) Internal Audit

Review of internal audit need	The Committee shall periodically review with management the need for an internal audit function.

(i) Review of Accounting and Reporting Costs

Reviews of costs	The Committee shall review the accounting and reporting of costs, liabilities and contingencies of Mogo.

(j) Review of Risk Exposures

Financial risk exposures	The Committee shall periodically discuss with management Mogo’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

(k) Establish and Review Policies and Procedures

Policies and procedures	The Committee shall establish, monitor and review policies and procedures for internal accounting, financial control and management information.

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(l) Quarterly Certifications

Certification of disclosure in Issuers’ annual and interim filings	The Committee shall periodically discuss with management Mogo’s process for performing its quarterly certifications pursuant to Multilateral Instrument 52-109 —Certification of Disclosure in Issuers’ Annual and Interim Filings.

(m) Handling of Deficiency Reports

Internal control deficiency handling	The Committee shall review with the Chief Executive Officer and Chief Financial Officer of Mogo any report on significant deficiencies in the design or operation of the internal controls that could adversely affect Mogo’s ability to record, process, summarize or report financial data, any material weaknesses in internal controls identified to the auditors, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Mogo’s internal controls.

(n) Handling Concerns and Complaints

Concerns and complaints handling	The Committee shall establish and maintain procedures for:

•	the receipt, retention and treatment of complaints received by Mogo regarding accounting, internal accounting controls, or auditing matters;

•	the confidential, anonymous submission by employees of Mogo of concerns regarding questionable accounting or auditing matters; and

•	reviewing arrangements by which staff of Mogo may, in confidence, raise concerns about possible improprieties in matters of financial reporting and ensuring that arrangements are in place for proportionate and independent investigation and follow-up action.

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(o) Review of Complaints

Whistleblower complaints	At each meeting of the Committee, the Committee shall review any complaints or concerns of employees of Mogo regarding accounting, internal accounting controls, or auditing matters relating to Mogo and violations of the Code of Business Conduct and Ethics and of any applicable law, rule or regulation and shall follow the procedures established under the Whistleblower Policy regarding such concerns and complaints.

(p) Review of Related Party Transactions

Related Party Transactions	The Committee shall review all related party transactions and discuss the business rationale for these transactions and determine whether appropriate disclosures have been made. For this purpose, the term “related party transactions” includes any “material transaction” required to be disclosed under Item 13 of Form 51-102F2 (Annual Information Form) under National Instrument 51-102 — Continuous Disclosure Obligations.

(q) Review of Compliance and Ethics Programs

Compliance and ethics programs	The Committee shall review Mogo’s compliance and ethics programs, including consideration of legal and regulatory requirements, and shall review with management its periodic evaluation of the effectiveness of such programs.

(r) Review of Code of Business Conduct and Ethics

Code of business conduct and ethics	The Committee shall, in consultation with the Corporate Governance, Compensation and Nominating Committee, review Mogo’s Code of Business Conduct and Ethics and programs that management has established to monitor compliance with such code, and periodically, after consultation with the Corporate Governance, Compensation and Nominating Committee, make recommendations to the Board regarding Mogo’s Code of Business Conduct and Ethics that the Committee shall deem appropriate.

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(s) Review External Auditor Hiring Policy

External Auditor Hiring Policy	The Committee shall review and approve Mogo’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors.

Note: For more information, see the External Auditor Hiring Policy.

(t) Material Violations / Breaches

Material violations / breaches	The Committee shall receive any reports from legal counsel of evidence of a material violation of securities laws or breaches of fiduciary duty by Mogo.

(u) Material Legal Matters

Material legal matters	The Committee shall review with Mogo’s legal counsel, on no less than an annual basis, any legal matter that could have a material impact on Mogo’s financial statements and any enquiries received from regulators or government agencies.

(v) Annual Charter Review

Annual Charter review	The Committee shall assess, on an annual basis, the adequacy of this Charter and the performance of the Committee.

Original Issue Date:	May 14, 2015	Authorized By:
Review:	Annually	Board of Directors
Revised Date:	March 7, 2017

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